Exhibit 99.1

BiondVax Announces Pricing of $9.0 million Follow-on Underwritten Offering of American Depositary Shares

Jerusalem, Israel – December 27, 2021 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biopharmaceutical company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses, today announced the pricing of an underwritten public offering of 3,813,560 American Depositary Shares (“ADSs”) at a public offering price of $2.36 per ADS for gross proceeds to the Company of approximately $9.0 million, before deducting underwriting discounts and other offering expenses. Each ADS represents 40 ordinary shares of BiondVax.

BiondVax intends to use the net proceeds from this offering for the advancement of its recently announced nanosized antibody (NanoAb) development program as well as for general corporate purposes, including, but not limited to, working capital, research and development activities, regulatory matters, capital investment or other related purposes. It may also use a portion of any net proceeds to in-license, invest in or acquire businesses, assets or technologies that it believes are complementary to its business focus, although it has no current commitments or agreements in those regards.

The offering is expected to close on or about December 29, 2021, subject to customary closing conditions. In connection with the offering, the Company has also granted the underwriters a 45-day option to purchase additional ADSs offered to the public at the public offering price, less underwriting discount, for covering over-allotments, if any. If the over-allotment option is exercised in full it would increase the total gross proceeds of the offering to approximately $9.8 million.

Aegis Capital Corp. is acting as the sole book-running manager for the offering.

The ADS described above are being offered by the Company pursuant to a “shelf” registration statement on Form F-3 (333-240189) filed with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on August 10, 2020. An electronic preliminary prospectus supplement and the accompanying prospectus relating to the offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th Floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010. A final prospectus supplement and accompanying base prospectus describing the final terms of the offering will be filed with the SEC and, when available, may be obtained by accessing the SEC’s website or by contacting Aegis Capital Corp. at the phone number and email address listed in the previous sentence.

Before buying any of the BiondVax ADSs, investors should read the preliminary prospectus supplement and accompanying prospectus and other documents incorporated by reference therein, available on the SEC’s website, for more complete information about the Company and this offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biopharmaceutical company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses. Since its inception, the company has executed eight clinical trials including a seven country, 12,400 participant Phase 3 trial of its vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms, beginning with an innovative nanosized antibody (NanoAb) pipeline. For more information, please visit www.biondvax.com.

Contact Details

Company: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Investor Relations: Kenny Green | +1 212 378 8040 | kgreen@edisongroup.com

Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. This press release contains statements which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including but not limited to statements regarding BiondVax’s ability to complete the offering, expected gross proceeds, expected closing date of the offering and the expected use of the proceeds from the offering. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as "expects," "anticipates," "believes," "will," "will likely result," "will continue," "plans to," "potential," "promising," and similar expressions. These statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including the risk factors described under the heading "Risk Factors" set forth in the Company's reports filed with the SEC from time to time. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. BiondVax undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Readers are cautioned that it is not possible to predict or identify all the risks, uncertainties and other factors that may affect future results and that the risks described herein should not be considered a complete list.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com